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                                                                       EXHIBIT 3

[MEDGRUP LOGO]                           [PROVIDER HEALTHNET SERVICES INC. LOGO]

For immediate release.
March 26, 2002

       MEDGRUP AND PHNS TO MERGE TO CREATE LARGEST MEDICAL CODING COMPANY

         MEDGRUP CORPORATION (OTCBB: CODX) and PROVIDER HEALTHNET SERVICES INC.
(PHNS) announced today that MedGrup and PHNS have signed a merger agreement for the acquisition by PHNS of all shares of MedGrup stock not owned by two of MedGrup's officers and principal shareholders, William and Margaret Cronin, at a cash price of $2.2465 per share, subject to possible adjustment based on MedGrup's financial performance and capitalization prior to closing. In addition, William and Margaret Cronin have agreed, subject to certain conditions, to sell all of their MedGrup stock (approximately 56.8% of the outstanding MedGrup stock) to PHNS for $1.2537 per share in cash and $0.8358 per share in PHNS stock, plus a contingent earn-out based on future performance. If the transactions are completed, the medical coding businesses of MedGrup and PHNS will be combined into an approximately $17 million revenue PHNS coding subsidiary that will be managed by the management team from MedGrup.

         The agreement between the Cronins and PHNS is structured as an option that may be exercised by PHNS during a ten-day period after the vote of MedGrup's shareholders, and must be exercised by PHNS following satisfaction of certain conditions, including approval of the merger by holders of a majority of the outstanding MedGrup stock and a majority of the outstanding MedGrup stock excluding the Cronins' MedGrup stock. Consummation of the merger also is subject to completion of due diligence investigations, receipt by MedGrup of a final fairness opinion from a financial advisor retained by MedGrup, various Securities and Exchange Commission filing requirements, and other conditions.

         William Cronin, President and CEO of MedGrup, stated, "We believe the proposed PHNS transaction represents the best opportunity for the shareholders of MedGrup at this time. Our efforts to grow the Company and return value to the shareholders have been limited by our relative lack of corporate infrastructure. PHNS has resources far in excess of those of MedGrup, which will benefit the combined operations. We have reviewed other strategic alternatives, including keeping the Company independent, and we believe that the price per share to be paid to our public shareholders in the proposed merger is a very fair indication of the value of our stock. We believe that this proposed transaction would be in the best interests of the MedGrup shareholders."

         Charles M. Young, Chairman and CEO of PHNS, added, "We believe that MedGrup and PHNS are the industry leaders in providing high quality, off-site, Internet-based medical coding outsourcing services. This combination of the MedGrup and PHNS coding operations will provide our hospital customers with enhanced coding services and resources."

         ABOUT MEDGRUP. MedGrup Corporation, the industry pioneer of off-site coding services, is engaged in the highly specialized business of coding inpatient, outpatient, and emergency room medical charts. MedGrup's services include both backlog and concurrent coding services. The Company offers





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healthcare providers a customized high quality outsourcing alternative to in-house coding of medical records, often resulting in increased revenue for its client hospitals. MedGrup also provides consulting services to healthcare providers in the business office and medical records departments.

         ABOUT PHNS. PHNS is a privately held company based in Dallas, Texas that provides information technology, medical records, transcription, coding, accounts receivable management and other business process outsourcing services to the healthcare industry. Its revolutionary approach to shared management of healthcare information and services is designed to meet the rapidly changing and increasingly complex needs of hospitals and multi-facility healthcare systems. PHNS services are designed to streamline operational efficiencies, reduce costs and improve the quality of healthcare delivery. Organized in late 1999, PHNS employs over 700 experienced healthcare information technology, medical records, transcription, coding and accounts receivable management specialists that provide outsourcing services to 22 hospitals in 7 states. PHNS has an annualized revenue run rate of over $110 million per year and approximately $1 billion in contractual backlog. PHNS is exclusively devoted to providing outsourcing services to the healthcare industry, primarily to healthcare providers.

         Nothing in the Release should be construed as a solicitation of votes or consents in support of any transaction. Any solicitation will be made only by means of a duly authorized proxy statement, delivered after necessary regulatory approval.

         Certain statements contained herein and subsequent oral statements, which are not historical, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements are identified by words such as "intends," "anticipates," "believes," "expects" and "hopes" and include, without limitation, statements regarding the Company's plan of business operations and completion of certain transactions. Factors that could cause actual results to differ materially include, among those set forth in the Company's Annual Report on Form 10-K, the following: general economic conditions, competition and decisions of third parties over which the Company has no control. Most of these factors are outside the control of the Company. Investors are cautioned not to put undue reliance on forward-looking statements. Except as otherwise required by applicable securities statutes or regulations, the Company disclaims any intent or obligation to update publicly these forward looking statements, whether as a result of new information, future events or otherwise.

   For further information contact:

   William D. Cronin, President and CEO      Charles M. Young, Chairman and CEO
   MedGrup Corporation                       Provider HealthNet Services Inc.
   (719) 481-1500                            (972-701-8042)